September 13, 2024

Michael Winston
Interim Chief Executive Officer
Jet.AI Inc.
10845 Griffith Peak Dr.
Suite 200
Las Vegas, NV 89135

       Re: Jet.AI Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed September 3, 2024
           File No. 333-279385
Dear Michael Winston:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 8, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1
The Selling Stockholder Transaction
Other Transaction Documents, page 5

1. Please revise to clarify the number of shares that would be issued if the Series B, including the Series B subject to the Ionic Warrant, are fully converted and the percentage of common shares that would be held by Ionic. In this regard we note disclosure in your proxy statement on Schedule 14A filed August 5, 2024 that if the Investor were to exercise the Ionic Warrant in full (whether at one time or from time to time) and convert
       all of its Series B Preferred Stock into common stock it would result in the Investor being issued an aggregate of approximately 39,768,619 shares based on the price of the
       Company   s common stock as of June 26, 2024, which would represent
approximately
       65% of the Company   s issued and outstanding common stock as of that
date.
 September 13, 2024
Page 2

Plan of Distribution, page 96

2. We note your disclosure on page 96 that your selling securityholders may sell their securities using various methods, including purchases by a broker-dealer as a principal and resale by the broker-dealer for its account. Please confirm your understanding that the retention by a selling stockholder of an underwriter, or any entity that may act as an underwriter, would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item
       512(a)(1)(iii) of Regulation S-K.
       Please contact Cheryl Brown at 202-551-3905 or Liz Packebusch at 202-551-8749 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Kate Bechen